UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 24th April, 2015	By	IsI Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 23rd April, 2015 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about Audited Annual Financial Results for the Financial Year ended 31st March, 2015.

Exhibit I

23rd April, 2015

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir / Madam,

Re: Audited Annual Financial Results for the Financial Year ended 31st March 2015

We attach herewith a file containing the Audited Financial Results (both Standalone and Consolidated) for the year ended 31st March 2015, segment reporting and summarized Balance Sheet as on 31st March, 2015 duly approved by the Board at its meeting held today. The Press Release in this regard are also enclosed.

The aforesaid audited annual financial results have been submitted to the stock exchanges in India as per the listing requirements of those Stock Exchanges.

The Board of Directors have recommended a dividend of Rs.8/- per equity share of Rs. 2/- each (i.e. 400%) out of the net profits for the year ended 31st March, 2015, subject to approval of the shareholders at the ensuing Annual General Meeting of the Bank.

This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President (Legal) &

Company Secretary

Encl. : a/a.

HDFC BANK LIMITED

FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2015

		( in lacs)
		Quarter ended 31.03.2015	Quarter ended 31.12.2014	Quarter ended 31.03.2014	Year ended 31.03.2015	Year ended 31.03.2014
	Particulars	Audited* (Refer note 3)	Unaudited	Audited* (Refer note 3)	Audited*	Audited*
1	Interest Earned (a)+(b)+(c)+(d)	1300637	1239583	1078856	4846991	4113554
	a) Interest / discount on advances / bills	982869	954318	848701	3718079	3168692
	b) Income on Investments	305719	269561	221790	1070561	903685
	c) Interest on balances with Reserve Bank of India and other inter bank funds	11006	13794	7642	51710	35599
	d) Others	1043	1910	723	6641	5578
2	Other Income	256376	253491	200142	899634	791964
3	TOTAL INCOME (1)+(2)	1557013	1493074	1278998	5746625	4905518
4	Interest Expended	699322	669590	583592	2607423	2265290
5	Operating Expenses (i)+(ii)	385496	345628	317472	1398755	1204219
	i) Employees cost	132556	113253	106124	475096	417898
	ii) Other operating expenses	252940	232375	211348	923659	786321
6	TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	1084818	1015218	901064	4006178	3469509
7	Operating Profit before Provisions and Contingencies (3)-(6)	472195	477856	377934	1740447	1436009
8	Provisions (other than tax) and Contingencies	57665	56043	28613	207575	158802
9	Exceptional Items	—	—	—	—	—
10	Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	414530	421813	349321	1532872	1277207
11	Tax Expense	133839	142362	116669	511280	429367
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	280691	279451	232652	1021592	847840
13	Extraordinary items (net of tax expense)	—	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	280691	279451	232652	1021592	847840
15	Paid up equity share capital (Face Value of 2/- each)	50130	48348	47981	50130	47981
16	Reserves excluding revaluation reserves				6150813	4299884
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	16.8%	15.7%	16.1%	16.8%	16.1%
	(iii) Earnings per share ( )
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	11.4	11.5	9.7	42.1	35.5
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	11.3	11.4	9.6	41.7	35.2
	(iv) NPA Ratios
	(a) Gross NPAs	343838	346791	298928	343838	298928
	(b) Net NPAs	89628	90366	82003	89628	82003
	(c) % of Gross NPAs to Gross Advances	0.9%	1.0%	1.0%	0.9%	1.0%
	(d) % of Net NPAs to Net Advances	0.2%	0.3%	0.3%	0.2%	0.3%
	(v) Return on assets (average) - not annualized	0.5%	0.5%	0.5%	2.0%	2.0%
18	Non Promoters Shareholding
	(a) Public Shareholding
	- No. of shares	1490274560	1467186868	1448829678	1490274560	1448829678
	- Percentage of Shareholding	59.4%	60.7%	60.4%	59.4%	60.4%
	(b) Shares underlying Depository Receipts (ADS and GDR)
	- No. of shares	473004657	407004657	407004657	473004657	407004657
	- Percentage of Shareholding	18.9%	16.8%	17.0%	18.9%	17.0%
19	Promoters and Promoter Group Shareholding
	(a) Pledged / Encumbered
	- No. of shares	—	—	—	—	—
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—
	- Percentage of Shares (as a % of the total share capital of the Company)	—	—	—	—	—
	(b) Non - encumbered
	- No. of shares	543216100	543216100	543216100	543216100	543216100
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	100.0%	100.0%	100.0%	100.0%	100.0%
	- Percentage of Shares (as a % of the total share capital of the Company)	21.7%	22.5%	22.6%	21.7%	22.6%

*	Except for disclosure regarding ‘Non Promoters Shareholding’ and ‘Promoters and Promoter Group Shareholding’ which are unaudited.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

	( in lacs)
Particulars	Quarter ended 31.03.2015	Quarter ended 31.12.2014	Quarter ended 31.03.2014	Year ended 31.03.2015	Year ended 31.03.2014
	Audited	Unaudited	Audited	Audited	Audited
1 Segment Revenue
a) Treasury	371936	334369	266743	1287130	1178670
b) Retail Banking	1289247	1256012	1088123	4881418	4080486
c) Wholesale Banking	615723	593676	508128	2318519	1964534
d) Other Banking Operations	178360	167827	145248	620102	503355
e) Unallocated	39	823	—	862	258
Total	2455305	2352707	2008242	9108031	7727303
Less: Inter Segment Revenue	898292	859633	729244	3361406	2821785

Income from Operations	1557013	1493074	1278998	5746625	4905518

2 Segment Results
a) Treasury	28827	26641	12565	58571	41230
b) Retail Banking	160438	164963	157893	622883	568541
c) Wholesale Banking	187592	195012	150037	750442	594011
d) Other Banking Operations	74178	72046	47620	248689	192046
e) Unallocated	(36505)	(36849)	(18794)	(147713)	(118621)

Total Profit Before Tax	414530	421813	349321	1532872	1277207

3 Capital Employed
(Segment Assets - Segment Liabilities)
a) Treasury	15425638	12588592	12241141	15425638	12241141
b) Retail Banking	(17421098)	(16204827)	(12909019)	(17421098)	(12909019)
c) Wholesale Banking	8307529	8817771	5305539	8307529	5305539
d) Other Banking Operations	1545754	1460408	1259579	1545754	1259579
e) Unallocated	(1656880)	(1494667)	(1549375)	(1656880)	(1549375)

Total	6200943	5167277	4347865	6200943	4347865

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by RBI.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Notes :

1	Statement of Assets and Liabilities as on March 31, 2015 is given below.

	( in lacs)
	As at 31.03.2015	As at 31.03.2014
Particulars	Audited	Audited
CAPITAL AND LIABILITIES
Capital	50130	47981
Reserves and Surplus	6150813	4299884
Deposits	45079565	36733748
Borrowings	4521356	3943900
Other Liabilities and Provisions	3248444	4134439

Total	59050308	49159952

ASSETS
Cash and Balances with Reserve Bank of India	2751045	2534563
Balances with Banks and Money at Call and Short notice	882100	1423801
Investments	16645996	12095107
Advances	36549504	30300028
Fixed Assets	312172	293992
Other Assets	1909491	2512461

Total	59050308	49159952

2	The above results have been approved by the Board of Directors at its meeting held on April 23, 2015. There are no qualifications in the auditor’s report for the year ended March 31, 2015. The information presented above is extracted from the audited financial statements as stated.

3	The figures of last quarter are the balancing figures between audited figures in respect of the full financial year and the published year to date figures upto the end of third quarter of the respective financial year.

4	The Board of Directors at their meeting proposed a dividend of 8.00 per share, subject to the approval of the members at the ensuing Annual General Meeting.

5	Pursuant to the shareholder and regulatory approvals, the Bank on February 10, 2015, concluded a Qualified Institutions Placement (QIP) of 1,87,44,142 equity shares at a price of 1,067 per equity share aggregating 2,000 crore and an American Depository Receipt (ADR) offering of 2,20,00,000 ADRs (representing 6,60,00,000 equity shares) at a price of USD 57.76 per ADR, aggregating USD 1,271 million. Pursuant to these issuances, the Bank allotted 8,47,44,142 additional equity shares. Accordingly, share capital increased by 16.95 crores and share premium increased by 9,705.84 crores, net of share issue expenses of 151.03 crores.

6	During the quarter and year ended March 31, 2015, the Bank allotted 43,43,550 and 2,27,00,740 shares pursuant to the exercise of options under the approved employee stock option schemes.

7	Other income relates to income from non-fund based banking activities including commission, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments and recoveries from accounts written off.

8	As at March 31, 2015, the total number of branches (including extension counters) and ATM network stood at 4014 branches and 11766 ATMs respectively.

9	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended March 31, 2015:

Opening: 8; Additions: 696; Disposals: 701; Closing position: 3.

10	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.
11	10 lac = 1 million

10 million = 1 crore

Place : Mumbai	Aditya Puri

Date : April 23, 2015	Managing Director

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai—400013.

HDFC BANK LIMITED GROUP

CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2015

		( in lacs)
	Particulars	Year ended 31-03-2015	Year ended 31-03-2014
		Audited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	5066649	4255502
	a) Interest / discount on advances / bills	3933466	3307752
	b) Income on Investments	1070985	903920
	c) Interest on balances with Reserve Bank of India and other inter bank funds	54294	37860
	d) Others	7904	5970
2	Other Income	954569	829750
3	TOTAL INCOME (1)+(2)	6021218	5085252
4	Interest Expended	2728846	2344545
5	Operating Expenses (i)+(ii)	1457752	1246965
	i) Employees cost	516268	449447
	ii) Other operating expenses	941484	797518

6	TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	4186598	3591510

7	Operating Profit before Provisions and Contingencies (3)-(6)	1834620	1493742
8	Provisions (Other than tax) and Contingencies	226675	172675
9	Exceptional Items	—	—
10	Profit / (Loss) from ordinary activities before tax (7)-(8)-(9)	1607945	1321067
11	Tax Expense	537940	444616
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	1070005	876451
13	Extraordinary items (net of tax expense)	—	—
14	Net Profit / (Loss) for the year (12)-(13)	1070005	876451
15	Minority Interest	1441	2465
16	Share in profits of associates	325	363

17	Consolidated profit for the year attributable to the Group (14)-(15)+(16)	1068889	874349

18	Paid up equity share capital (Face Value of 2/- each)	50130	47981
19	Reserves excluding revaluation reserves	6265276	4368682
20	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil
	(ii) Earnings per share ( )
	(a) Basic EPS before & after extraordinary items (net of tax expense)	44.1	36.6
	(b) Diluted EPS before & after extraordinary items (net of tax expense)	43.6	36.3

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Consolidated Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Group is as under:

		( in lacs)
Particulars		Year ended 31-03-2015	Year ended 31-03-2014
		Audited	Audited
1	Segment Revenue
a)	Treasury	1287130	1178670
b)	Retail Banking	4881418	4080486
c)	Wholesale Banking	2318519	1964534
d)	Other banking operations	894694	683088
e)	Unallocated	863	259
	Total	9382624	7907037
	Less: Inter Segment Revenue	3361406	2821785

	Income from Operations	6021218	5085252

2	Segment Results
a)	Treasury	58571	41230
b)	Retail Banking	622883	568541
c)	Wholesale Banking	750442	594011
d)	Other banking operations	323761	235905
e)	Unallocated	(147712)	(118620)

	Total Profit Before Tax, Minority Interest & Earnings from Associates	1607945	1321067

3	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	15425638	12241141
b)	Retail Banking	(17421098)	(12909019)
c)	Wholesale Banking	8307529	5305539
d)	Other banking operations	1676380	1340452
e)	Unallocated	(1656880)	(1546276)

	Total	6331569	4431837

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by RBI.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Notes :

1	Consolidated Statement of Assets and Liabilities as on March 31, 2015 is given below.

	( in lacs)
Particulars	As at 31-03-2015	As at 31-03-2014
CAPITAL AND LIABILITIES	Audited	Audited
Capital	50130	47981
Reserves and Surplus	6265276	4368682
Minority Interest	16163	15174
Deposits	45028365	36708033
Borrowings	5947825	4959672
Other Liabilities and Provisions	3401893	4262454

Total	60709652	50361996

ASSETS
Cash and balances with Reserve Bank of India	2752229	2535722
Balances with Banks and Money at Call and Short notice	900413	1455621
Investments	16427261	11957106
Advances	38340797	31541886
Fixed Assets	322494	302628
Other Assets	1966458	2569033

Total	60709652	50361996

2	The above results represent the consolidated financial results for HDFC Bank Limited, its subsidiaries and associates. These results have been approved by the Board of Directors at its meeting held on April 23, 2015. There are no qualifications in the auditor’s report for the year ended March 31, 2015. The information presented above is extracted from the audited consolidated financial statements as stated.

3	The above results are prepared in accordance with the principles set out in Accounting Standard 21- Consolidated Financial Statements and Accounting Standard 23 - Accounting for Investments in Associates in Consolidated Financial Statements as prescribed by the Institute of Chartered Accountants of India.

4	Pursuant to the shareholder and regulatory approvals, HDFC Bank Limited on February 10, 2015, concluded a Qualified Institutions Placement (QIP) of 1,87,44,142 equity shares at a price of 1,067 per equity share aggregating 2,000 crore and an American Depository Receipt (ADR) offering of 2,20,00,000 ADRs (representing 6,60,00,000 equity shares) at a price of USD 57.76 per ADR, aggregating USD 1,271 million. Pursuant to these issuances, HDFC Bank Limited allotted 8,47,44,142 additional equity shares. Accordingly, share capital of HDFC Bank Limited increased by 16.95 crores and share premium increased by 9,705.84 crores, net of share issue expenses of 151.03 crores.

5	In accordance with RBI circular DBOD.No.BP.BC.2/21.06.201/2013-14 dated July 1, 2013, banks are required to make Pillar 3 disclosures under Basel III capital regulations for the Group. These disclosures are available at http://www.hdfcbank.com/aboutus/basel_disclosures/default.htm. The disclosures have not been subjected to audit or limited review.

6	Figures of the previous year have been regrouped/reclassified wherever necessary to conform to current year’s classification.

7	10 lac = 1 million
10 million = 1 crore

Place : Mumbai	Aditya Puri

Date : April 23, 2015	Managing Director

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

NEWS RELEASE

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP)

FOR THE QUARTER AND YEAR ENDED MARCH 31, 2015

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter ended March 31, 2015 and the audited results for the year ended March 31, 2015, at their meeting held in Mumbai on Thursday, April 23, 2015.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended March 31, 2015

The Bank’s total income for the quarter ended March 31, 2015 was 15,570.1 crores, an increase of 21.7% over 12,790.0 crores for the quarter ended March 31, 2014. Net revenues increased by 23.3% to 8,576.9 crores for the quarter ended March 31, 2015 as against 6,954.1 crores for the corresponding quarter of the previous year. Net interest income (interest earned less interest expended) for the quarter ended March 31, 2015 grew by 21.4% to 6,013.2 crores from 4,952.6 crores for the quarter ended March 31, 2014, driven by average asset growth of 21.2% and a net interest margin for the quarter of 4.4%.

Other income (non-interest revenue) at 2,563.8 crores was 29.9% of the net revenues for the quarter ended March 31, 2015 and grew by 28.1% over 2,001.4 crores in the corresponding quarter ended March 31, 2014. The four components of other income for the quarter ended March 31, 2015 were fees & commissions of 1,834.8 crores ( 1,521.2 crores in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of 328.7 crores ( 252.1 crores for the corresponding quarter of the previous year), gain on revaluation / sale of investments of 196.1 crores ( 33.3 crores in the corresponding quarter of the previous year) and miscellaneous income including recoveries of 204.3 crores ( 194.8 crores for the corresponding quarter of the previous year).

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013

Operating expenses for the quarter ended March 31, 2015 were 3,855.0 crores, an increase of 21.4% over 3,174.7 crores during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 44.9% as against 45.7% for the corresponding quarter ended March 31, 2014.

Provisions and contingencies for the quarter ended March 31, 2015 were 576.7 crores (consisting of specific loan loss provisions 424.7 crores, general provisions 118.5 crores and other provisions 33.4 crores) for the quarter ended March 31, 2015 as against 286.1 crores (consisting of specific loan loss provisions 320.4 crores, general provisions 27.6 crores and write back / release of other provisions 61.9 crores) for the corresponding quarter ended March 31, 2014.

After providing 1,338.4 crores for taxation, the Bank earned a net profit of 2,806.9 crores for the quarter ended March 31, 2015, an increase of 20.6% over the quarter ended March 31, 2014.

Profit & Loss Account: Year ended March 31, 2015

For the year ended March 31, 2015, the Bank earned total income of 57,466.3 crores. Net revenues (net interest income plus other income) for the year ended March 31, 2015 were 31,392.0 crores, up by 18.9% over 26,402.3 crores for the year ended March 31, 2014. For the year ended March 31, 2015, the net interest margin remained stable at 4.4%. Cost to income ratio was at 44.6% for the year ended March 31, 2015, as against 45.6% for the previous year.

The Bank’s net profit for year ended March 31, 2015 was 10,215.9 crores, up 20.5%, over the year ended March 31, 2014. The consolidated net profit of the Bank increased by 22.2% to 10,688.9 crores for the year ended March 31, 2015.

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013

Balance Sheet: As of March 31, 2015

Total deposits as of March 31, 2015 were 450,796 crores, an increase of 22.7% over March 31, 2014. Savings account deposits grew 21.1 % over the previous year to reach 124,927 crores. Current account deposits grew 19.6% over the previous year to reach 73,565 crores. CASA deposits were 44.0% of total deposits as on March 31, 2015.

Advances as of March 31, 2015 were 365,495 crores, an increase of 20.6% over March 31, 2014. This loan growth was contributed by both segments of the Bank’s loan portfolio, with domestic retail loans and wholesale loans as per the Bank’s internal business classification growing by 21.8 % and 17.6% respectively (as per regulatory [Basel 2] segment classification growing by 15.5% and 25.9% respectively). The domestic loan mix as per Basel 2 classification between retail : wholesale was 51:49 and advances in overseas branches as of March 31, 2015 were at 7.9% of the total advances.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as at March 31, 2015 (computed as per Basel III guidelines) stood at 16.8% as against a regulatory requirement of 9%. Of this, Tier-I CAR was 13.7%.

DIVIDEND

The Board of Directors recommended a dividend of 8.00 per equity share of 2 for the year ended March 31, 2015, as against 6.85 per equity share of 2 for the previous year. This would be subject to approval by the shareholders at the next annual general meeting.

NETWORK

The Bank has continued its branch expansion adding 611 branches in the year ended March 31, 2015, of which 320 of these branches were in semi-urban and rural locations. As of March 31, 2015, the Bank’s distribution network was at 4,014 branches and 11,766 ATMs in 2,464 cities / towns as against 3,403 branches and 11,256 ATMs in 2,171 cities / towns as of March 31, 2014. 55% of the total branches are now in semi-urban and rural areas.

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013

ASSET QUALITY

Gross non-performing assets (NPAs) were at 0.93% of gross advances as on March 31, 2015, as against 0.98% as on March 31, 2014. Net non-performing assets were at 0.2% of net advances as on March 31, 2015. Total restructured loans (including applications under process for restructuring) were at 0.1% of gross advances as of March 31, 2015.

Note:

= Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

NYSE: HDB

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

For media queries please contact:

Neeraj Jha

Head, Corporate Communication

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1308 (D) / 6652 1000 (B)

Mobile: +91 93236 20828

neeraj.jha@hdfcbank.com

For investor queries please contact:

Bhavin Lakhpatwala

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1083 (D) / 6652 1000 (B)

Mobile: +91 74983 51730

bhavin.lakhpatwala@hdfcbank.com

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013